Exhibit 11

Ballantyne of Omaha, Inc. and Subsidiaries
Computation of Net Income (Loss) Per Share of Common Stock
Three and Six Months Ended June 30, 2003 and 2002

	Three Months Ended June 30		Six Months Ended June 30
	2003	2002	2003	2002

Basic Net Income (Loss) Per Share

Net income (loss) applicable to common stock	$557,460	$(802,460)	$173,365	$(1,036,753)

Weighted average common shares outstanding	12,626,500	12,568,302	12,617,349	12,567,197

Basic income (loss) per share	$0.04	$(0.06)	$0.01	$(0.08)

Diluted Net Income (Loss) Per Share

Net income (loss) applicable to common stock	$557,460	$(802,460)	$173,365	$(1,036,753)

Weighted average common shares outstanding	12,626,500	12,568,302	12,617,349	12,567,197

Assuming conversion of options outstanding *	422,622	—	333,182	—

Weighted average common shares outstanding, as adjusted	13,049,122	12,568,302	12,950,531	12,567,197

Diluted net income (loss) per share	$0.04	$(0.06)	$0.01	$(0.08)

*Because the Company reported net losses for the three and six months ended June 30, 2002,  the calculation of net loss per share – diluted excludes potential common shares from stock options, as they are anti-dilutive and would result in a reduction of loss per share.  If the Company had reported net income for these periods, there would have been 150,573 and 118,348 additional shares in the calculation of net income per share – diluted.